FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group

Date : May 28, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Correction of “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2010”

May 28, 2010

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)
Person for inquiry:	Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group
(Tel: +81-75-604-3500)

Correction of “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2010”

This is to advise you that we hereby correct the information contained in the “Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2010” released on April 27, 2010.

1. Reason for correction

Certain corrections have been made to the consolidated balance sheets and the consolidated statements of cash flows in order to conform to appropriate presentation.

2. Matters to be corrected

Corrections are indicated by underscore in the corresponding pages.

1) Consolidated cash flows (page 2 in this report)

2) Analysis of Financial Position (page 3 in this report)

3) “Assets” in the consolidated balance sheets (page 5 in this report)

4) Consolidated statements of cash flows (page 7 in this report)

1) Consolidated cash flows on page 1 in the Form 6-K released on April 27, 2010

<Before correction>

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2010	137,583	(29,051)	(38,047)	333,838
Fiscal 2009	97,794	(201,444)	(62,930)	269,247

<After correction>

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2010	137,583	(49,318)	(38,047)	313,126
Fiscal 2009	97,794	(201,444)	(62,930)	269,247

2) Analysis of Financial Position on page 11 in the Form 6-K released on April 27, 2010

<Before correction>

1. Consolidated Cash Flows

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥97,794	¥137,583
Cash flows from investing activities	(201,444)	(29,051)
Cash flows from financing activities	(62,930)	(38,047)
Effect of exchange rate changes on cash and cash equivalents	(11,759)	(5,894)
Net increase (decrease) in cash and cash equivalents	(178,339)	64,591
Cash and cash equivalents at beginning of year	447,586	269,247
Cash and cash equivalents at end of year	¥269,247	¥333,838

(1) Cash flows from operating activities

Net cash provided by operating activities in the year ended March 31, 2010 increased by ¥39,789 million to ¥137,583 million from ¥97,794 million in the year ended March 31, 2009. This was due mainly to an increase in net income.

(2) Cash flows from investing activities

Net cash used in investing activities in the year ended March 31, 2010 decreased by ¥172,393 million to ¥29,051 million from ¥201,444 million in the year ended March 31, 2009. This was due mainly to an increase in withdrawals of certificate deposits and time deposits, and a decrease in payments for acquisitions of businesses.

(3) Cash flows from financing activities

Net cash used in financing activities in the year ended March 31, 2010 decreased by ¥24,883 million to ¥38,047 million from ¥62,930 million in the year ended March 31, 2009. This was due mainly to a significant decrease in payments for acquisition of treasury stock.

Cash and cash equivalents at March 31, 2010 increased by ¥64,591 million to ¥333,838 million compared with those at March 31, 2009.

<After correction>

1. Consolidated Cash Flows

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥97,794	¥137,583
Cash flows from investing activities	(201,444)	(49,318)
Cash flows from financing activities	(62,930)	(38,047)
Effect of exchange rate changes on cash and cash equivalents	(11,759)	(6,339)
Net increase (decrease) in cash and cash equivalents	(178,339)	43,879
Cash and cash equivalents at beginning of year	447,586	269,247
Cash and cash equivalents at end of year	¥269,247	¥313,126

(1) Cash flows from operating activities

Net cash provided by operating activities in the year ended March 31, 2010 increased by ¥39,789 million to ¥137,583 million from ¥97,794 million in the year ended March 31, 2009. This was due mainly to an increase in net income.

(2) Cash flows from investing activities

Net cash used in investing activities in the year ended March 31, 2010 decreased by ¥152,126 million to ¥49,318 million from ¥201,444 million in the year ended March 31, 2009. This was due mainly to an increase in withdrawals of certificate deposits and time deposits, and a decrease in payments for acquisitions of businesses.

(3) Cash flows from financing activities

Net cash used in financing activities in the year ended March 31, 2010 decreased by ¥24,883 million to ¥38,047 million from ¥62,930 million in the year ended March 31, 2009. This was due mainly to a significant decrease in payments for acquisition of treasury stock.

Cash and cash equivalents at March 31, 2010 increased by ¥43,879 million to ¥313,126 million compared with those at March 31, 2009.

3) “Assets” in the consolidated balance sheets on page 16 in the Form 6-K released on April 27, 2010

<Before correction>

CONSOLIDATED BALANCE SHEETS

	March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥269,247		¥333,838		¥64,591
Investments in debt securities, current	10,093		11,644		1,551
Other short-term investments	192,050		179,701		(12,349)
Trade notes receivables	13,750		16,421		2,671
Trade accounts receivables	158,754		190,903		32,149
Less allowances for doubtful accounts and sales returns	(4,669)		(3,971)		698
Inventories	199,641		177,361		(22,280)
Advance payments	29,879		52,316		22,437
Deferred income taxes	35,187		40,872		5,685
Other current assets	48,384		35,370		(13,014)

Total current assets	952,316	53.7	1,034,455	56.0	82,139

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376		1,261		(18,115)
Investments in debt and equity securities, long term	325,545		370,124		44,579
Other long-term investments	26,304		10,534		(15,770)

Total investments and advances	371,225	20.9	381,919	20.6	10,694

Property, plant and equipment:
Land	57,077		56,870		(207)
Buildings	288,460		290,516		2,056
Machinery and equipment	707,399		689,608		(17,791)
Construction in progress	6,397		8,842		2,445
Less accumulated depreciation	(793,279)		(805,737)		(12,458)

Total property, plant and equipment	266,054	15.0	240,099	13.0	(25,955)

Goodwill	63,226	3.6	67,602	3.6	4,376
Intangible assets	60,077	3.4	49,593	2.7	(10,484)
Other assets	60,904	3.4	75,049	4.1	14,145

Total non-current assets	821,486	46.3	814,262	44.0	(7,224)

Total assets	¥1,773,802	100.0	¥1,848,717	100.0	¥74,915

<After correction>

CONSOLIDATED BALANCE SHEETS

	March 31,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥269,247		¥313,126		¥43,879
Investments in debt securities, current	10,093		11,644		1,551
Other short-term investments	192,050		200,413		8,363
Trade notes receivables	13,750		16,421		2,671
Trade accounts receivables	158,754		190,903		32,149
Less allowances for doubtful accounts and sales returns	(4,669)		(3,971)		698
Inventories	199,641		177,361		(22,280)
Advance payments	29,879		52,316		22,437
Deferred income taxes	35,187		40,872		5,685
Other current assets	48,384		35,370		(13,014)

Total current assets	952,316	53.7	1,034,455	56.0	82,139

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	19,376		1,261		(18,115)
Investments in debt and equity securities, long term	325,545		370,124		44,579
Other long-term investments	26,304		10,534		(15,770)

Total investments and advances	371,225	20.9	381,919	20.6	10,694

Property, plant and equipment:
Land	57,077		56,870		(207)
Buildings	288,460		290,516		2,056
Machinery and equipment	707,399		689,608		(17,791)
Construction in progress	6,397		8,842		2,445
Less accumulated depreciation	(793,279)		(805,737)		(12,458)

Total property, plant and equipment	266,054	15.0	240,099	13.0	(25,955)

Goodwill	63,226	3.6	67,602	3.6	4,376
Intangible assets	60,077	3.4	49,593	2.7	(10,484)
Other assets	60,904	3.4	75,049	4.1	14,145

Total non-current assets	821,486	46.3	814,262	44.0	(7,224)

Total assets	¥1,773,802	100.0	¥1,848,717	100.0	¥74,915

4) The consolidated statements of cash flows on page 20 in the Form 6-K released on April 27, 2010

<Before correction>

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥33,203	¥45,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,577	72,829
Provision for doubtful accounts and loss on bad debts	671	9,389
Write-down of inventories	8,719	9,207
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries	(6,460)	18,297
Losses on sale of securities, net	2,840	93
Losses on impairment of securities	7,141	217
Gains on sales of property, plant and equipment, and intangible assets, net	(8,314)	(1,319)
(Increase) Decrease in receivables	75,866	(38,823)
Decrease in inventories	643	10,416
Increase in advance payment	(8,811)	(22,734)
Increase (Decrease) in notes and accounts payable	(77,648)	40,400
Increase (Decrease) in accrued income taxes	(21,024)	6,152
Other, net	(6,609)	(11,974)

Net cash provided by operating activities	97,794	137,583

Cash flows from investing activities:
Payments for purchases of securities	(75,985)	(91,661)
Proceeds from sales and maturities of securities	55,941	60,144
Acquisitions of businesses, net of cash acquired	(47,512)	(4,715)
Payments for purchases of property, plant and equipment, and intangible assets	(85,191)	(40,367)
Proceeds from sales of property, plant and equipment, and intangible assets	12,893	3,065
Acquisition of certificate of deposits and time deposits	(290,536)	(306,124)
Withdrawal of certificate of deposits and time deposits	230,645	347,877
Other, net	(1,699)	2,730

Net cash used in investing activities	(201,444)	(29,051)

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	2,536	(6,510)
Issuance of long-term debt	1,869	14,707
Payments of long-term debt	(5,588)	(20,236)
Dividends paid	(24,248)	(23,537)
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	3,045	4
Other, net	(2,325)	(2,416)

Net cash used in financing activities	(62,930)	(38,047)

Effect of exchange rate changes on cash and cash equivalents	(11,759)	(5,894)

Net increase (decrease) in cash and cash equivalents	(178,339)	64,591
Cash and cash equivalents at beginning of year	447,586	269,247

Cash and cash equivalents at end of year	¥269,247	¥333,838

<After correction>

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥33,203	¥45,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,577	72,829
Provision for doubtful accounts and loss on bad debts	671	9,389
Write-down of inventories	8,719	9,207
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries	(6,460)	18,297
Losses on sale of securities, net	2,840	93
Losses on impairment of securities	7,141	217
Gains on sales of property, plant and equipment, and intangible assets, net	(8,314)	(1,319)
(Increase) Decrease in receivables	75,866	(38,823)
Decrease in inventories	643	10,416
Increase in advance payment	(8,811)	(22,734)
Increase (Decrease) in notes and accounts payable	(77,648)	40,400
Increase (Decrease) in accrued income taxes	(21,024)	6,152
Other, net	(6,609)	(11,974)

Net cash provided by operating activities	97,794	137,583

Cash flows from investing activities:
Payments for purchases of securities	(75,985)	(91,661)
Proceeds from sales and maturities of securities	55,941	60,144
Acquisitions of businesses, net of cash acquired	(47,512)	(4,715)
Payments for purchases of property, plant and equipment, and intangible assets	(85,191)	(40,367)
Proceeds from sales of property, plant and equipment, and intangible assets	12,893	3,065
Acquisition of certificate of deposits and time deposits	(290,536)	(356,472)
Withdrawal of certificate of deposits and time deposits	230,645	377,958
Other, net	(1,699)	2,730

Net cash used in investing activities	(201,444)	(49,318)

Cash flows from financing activities:
Increase (Decrease) in short-term debt, net	2,536	(6,510)
Issuance of long-term debt	1,869	14,707
Payments of long-term debt	(5,588)	(20,236)
Dividends paid	(24,248)	(23,537)
Purchase of treasury stock	(38,219)	(59)
Reissuance of treasury stock	3,045	4
Other, net	(2,325)	(2,416)

Net cash used in financing activities	(62,930)	(38,047)

Effect of exchange rate changes on cash and cash equivalents	(11,759)	(6,339)

Net increase (decrease) in cash and cash equivalents	(178,339)	43,879
Cash and cash equivalents at beginning of year	447,586	269,247

Cash and cash equivalents at end of year	¥269,247	¥313,126